Filed by UPEK, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
AuthenTec, Inc.
Commission File No. 001-33552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant  ☐ Filed by a Party other than the Registrant  ☒

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☒ Preliminary Proxy Statement	☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

AUTHENTEC, INC.

(Name of Registrant as Specified In Its Charter)

UPEK, INC.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Preliminary Copy—Subject to Completion

Dated January 29, 2010

This preliminary solicitation statement is subject to change.

SOLICITATION OF AGENT DESIGNATIONS

IN CONNECTION WITH THE

CALL OF A SPECIAL MEETING OF STOCKHOLDERS

OF

AUTHENTEC, INC.

PRELIMINARY SOLICITATION STATEMENT

OF

UPEK, INC.

To the Stockholders of AuthenTec, Inc.:

This Solicitation Statement (this “Solicitation Statement”) and the enclosed WHITE Agent Designation card (the “Agent Designation”) are being furnished to you as a stockholder of AuthenTec, Inc., a Delaware corporation (the “Company” and/or “AuthenTec”), in connection with the solicitation of Agent Designations by and on behalf of UPEK, Inc., a Delaware corporation (“UPEK”, “us” or “we”), to call a special meeting of stockholders of the Company for the purposes described below (the “Special Meeting”).

For the Special Meeting to be called, pursuant to Article V, Section D of the Amended and Restated Certificate of Incorporation of the Company that is on file with the Secretary of State of the State of Delaware (the “Certificate of Incorporation”), Agent Designations in favor of calling the Special Meeting must be executed by the record holder or holders of not less than 10% of all shares entitled to cast votes at such meeting (the “Requisite Holders”).

Today, UPEK has proposed a stock-for-stock merger with the Company to the board of directors of the Company (the “Board”), as described in UPEK’s press release issued today (such proposal, the “Merger Proposal”). UPEK believes that the Merger Proposal offers significant benefits to the stockholders of both UPEK and the Company. As a result, UPEK is soliciting Agent Designations to call the Special Meeting, to be held as soon as possible following the date on which UPEK delivers to the Company Agent Designations from the Requisite Holders. At the Special Meeting, UPEK will, among other things, ask you to (i) remove the entire Board, (ii) elect UPEK’s six nominees (the “Nominees”) to the Board, and (iii) repeal any provisions of the Bylaws of the Company (the “Bylaws”) adopted by the Board subsequent to the last public filing of the Bylaws (collectively, the “Proposals”). The Special Meeting will not involve a vote on the Merger Proposal.

We feel strongly that the Board, as currently constituted, will not provide assurance that the interests of the stockholders are being sufficiently taken into account with respect to the Merger Proposal. We believe that removal of the Board, election of the Nominees, and repeal of any provisions of the Bylaws adopted by the Board subsequent to the last public filing of the Bylaws are the first steps in determining the best course of action for the Company’s stockholders, including full and fair consideration of any current or future business combination proposal made by UPEK.

There can be no assurance that, if the Nominees are elected, they would cause the Board to approve the Merger Proposal between the Company and UPEK. However, UPEK believes that removal of the current Board and the election of the Nominees will send a strong signal to the Company that the stockholders would like the Board to undertake, subject to and in accordance with its fiduciary duties, a complete and comprehensive evaluation of the Merger Proposal.

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We believe that stockholders should be able to express to the Board their desire that the Board consider the Merger Proposal and exercise their right to remove the members of the Board and elect the Nominees. Accordingly, we are proposing to demand a call of the Special Meeting to submit the Proposals to stockholders for a vote thereon.

If you believe that the Board should be sent a clear message that the Merger Proposal should be considered by the Board, then we urge you to promptly sign and return the WHITE Agent Designation to facilitate the calling of the Special Meeting.

At this time, we are soliciting Agent Designations solely for the purpose of calling the Special Meeting. UPEK is not currently seeking your proxy, consent, authorization or Agent Designation for approval of the Proposals or the Merger Proposal. After the Special Meeting is called, we intend to file a proxy statement with the Securities and Exchange Commission (the “SEC”) and send you proxy materials urging you to vote in favor of the Proposals. Any vote on the Merger Proposal would be by means of another separate proxy statement or other disclosure document. However, neither this solicitation statement nor the proxy statement will request that you vote on the Merger Proposal. You may be asked to vote on the Merger Proposal in the future, if we are ultimately successful in removing the Board.

Please sign, date and return the enclosed WHITE Agent Designation in the enclosed envelope today.

If you have any questions about executing or delivering your

Agent Designation or require assistance, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor New York, NY 10022

Stockholders call toll free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

The date of this Solicitation Statement is [                    ], 2010. This Solicitation Statement and the enclosed WHITE Agent Designation are first being sent or given to stockholders on or about [                    ], 2010.

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OUR REASONS FOR CALLING THE SPECIAL MEETING

UPEK believes that the current directors of the Company will not act in what UPEK believes to be your best interests with respect to the Merger Proposal. UPEK believes that such a business combination would significantly increase stockholder value for both UPEK and the Company, and create a leading finger print sensor company. In addition, the combined company will be better positioned to improve the pace of innovation, drive business diversification and compete generally in the authentication industry in light of various synergies, including scale and breadth, investment potential and the combined intellectual property portfolio. We believe strongly that the stockholders deserve a voice in the boardroom and we are starting this process with the goal of giving AuthenTec stockholders that voice.

Therefore, we are soliciting your consent to call the Special Meeting for the purposes of (i) removing the entire Board, (ii) electing the Nominees to the Board, and (iii) repealing any provisions of the Bylaws adopted by the Board subsequent to the last public filing of the Bylaws. We will solicit votes for the election of the Nominees only by means of a second proxy statement and proxy card once the record and meeting dates for the Special Meeting have been established. The sole purpose of this solicitation, and the only effect of your vote on the enclosed WHITE Agent Designation, is to demand the calling of the Special Meeting. The Special Meeting will not involve a vote on the Merger Proposal, and any vote on the Merger Proposal would be by means of a third proxy statement or other disclosure document.

OUR PLANS FOR THE SPECIAL MEETING

If UPEK is successful in its solicitation of Agent Designations and the Special Meeting is called and held, UPEK expects to present the following matters for a stockholder vote:

•

Removal of Directors. UPEK expects to propose the removal, without cause, of each of the Company’s current directors and any other person who may be a director immediately prior to the effectiveness of the actions proposed to be taken by the proxy solicitation. The Company’s current directors are Matthew P. Crugnale, Chris Fedde, Robert E. Grady, Gustav H. Koven, F. Scott Moody and Bill Washecka. Pursuant to Article VI, Section C of the Certificate of Incorporation, the removal of directors requires the affirmative vote of the holders of at least sixty six and two thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

•

Election of Directors. UPEK expects to propose the election as directors of the Company of six Nominees to serve until the next annual meeting of stockholders and until their successors shall have been duly elected and qualified. Assuming there is a quorum at the Special Meeting, directors will be elected by a plurality of the votes cast by the stockholders of the Company entitled to vote at the Special Meeting.

•

Repeal of Bylaws Adopted Subsequent to November 5, 2009 and Prior to the Effectiveness of the Proposals. UPEK expects to propose the repeal of any provision of the Bylaws, and the repeal of any amendment to the Bylaws, in each case adopted subsequent to November 5, 2009 and prior to the effectiveness of the Proposals. This Proposal is designed to prevent the Board from taking actions to amend the Bylaws to attempt to nullify or delay the actions taken by the stockholders pursuant to the Proposals or to create new obstacles to the consummation of the Merger Proposal. The Bylaws filed with the SEC on November 5, 2009 as an exhibit to the Company Form 10-Q for the period ended October 2, 2009 are the most recent publicly available version of the Bylaws (the “Existing Bylaws”). Accordingly, this Proposal would not repeal any provision of the Existing Bylaws. If, however, the Board has adopted since November 5, 2009, or adopts prior to the effectiveness of the Proposals, any amendment to the Bylaws, this Proposal would repeal such amendment so as to prevent the Board from creating new obstacles to the consummation of the Merger Proposal and to remove any existing undisclosed obstacles to the consummation of the Merger Proposal. The proposal to repeal amendments to the Bylaws requires the affirmative vote of the holders of at least sixty six and two thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

It is our current intention to nominate for election Vincent F. Titolo, Dr. Randall C. Fowler, Gary Martell, Robert N. Blair, Keith R. Lobo and Anthony Maher. We will solicit votes for the election of our candidates only by means of a second proxy statement and proxy card once the record and meeting dates for the Special Meeting have been established. The sole purpose of this solicitation, and the only effect of your vote on the enclosed Agent Designation, is to demand the calling of the Special Meeting. Neither the solicitation nor the Special Meeting will involve a vote on the Merger Proposal.

Accordingly, we urge you to join with us in demanding the calling of the Special Meeting for the purpose of submitting the Proposals to stockholders for a vote thereon. To help us call the Special Meeting, please follow the instructions for delivering Agent Designations described below.

THE SPECIAL MEETING

We are furnishing this Solicitation Statement and an Agent Designation to holders of outstanding shares of Common Stock for the appointment of specified persons as the stockholder’s agents (each, a “Designated Agent”) to demand the call of the Special Meeting to set forth the Proposals. We are seeking to have the Company hold a special meeting to set forth the Proposals called under Article V, Section D of the Certificate of Incorporation. This section provides:

“(D) Special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board or the President, or holders of record of not less than 10% of all shares entitled to cast votes at the meeting, for any purpose or purposes prescribed in the notice of the meeting and shall be held at such place, on such date and at such time as the Board may fix.”

On the date we filed this solicitation statement, we were the record holder and beneficial owner of 1,000 shares of the Company’s Common Stock. Pursuant to Article V, Section D of the Certificate of Incorporation, the Company is obligated to call the Special Meeting if a demand is made by holders of not less than ten percent (10%) of the outstanding shares of Common Stock, which are the class of shares entitled to vote in an election of directors. Based on the Company’s Form 10-Q for the Quarterly Period ended October 2, 2009, filed on November 5, 2009, there were approximately 28,670,484 shares of Common Stock issued and outstanding as of November 5, 2009. We have no further basis to determine the amount of outstanding shares of Common Stock. Accordingly, based on such information, holders of approximately 2,866,049 shares of Common Stock, in addition to the 1,000 shares owned by us, will need to execute and deliver Agent Designations to us in order for Designated Agents to be able to demand the Special Meeting.

The record date for determining stockholders entitled to notice of, or to vote at, the Special Meeting shall be at the close of business on the day next preceding the day on which notice of the Special Meeting is given to stockholders, unless the Board sets a different record date in accordance with Article V, Section D of the Company’s Certificate of Incorporation and the Delaware General Corporation Law.

If we obtain sufficient Agent Designations to demand the Special Meeting, we expect to cause the Designated Agents to demand the calling of the Special Meeting. Thereafter, we expect to file a proxy statement with the SEC and solicit in support of the Proposals at the Special Meeting.

While we are currently only soliciting Agent Designations in support of the calling of the Special Meeting, if the Special Meeting is called, our current intention is to put forth the proposals described above under “Our Plans for the Special Meeting”.

AGENT DESIGNATION PROCEDURES

Pursuant to this Solicitation Statement, we are soliciting WHITE Agent Designations from stockholders to provide for the calling of the Special Meeting. Only stockholders who held shares of Common Stock on [                    ], 2010, are entitled to deliver Agent Designations for the Special Meeting. By executing an Agent Designation, a stockholder will designate the Designated Agents and authorize them to demand the Special Meeting and exercise all rights of the Requisite Holders incidental to calling and convening the Special Meeting and causing the purposes of the authority expressly granted pursuant to the Agent Designations to the Designated Agents to be carried into effect, including to apply, if need be, to an appropriate court to order that the Special Meeting be held. Agent Designations do not grant the Designated Agents the power to vote any shares of Common Stock at the Special Meeting. To vote on the matters to be brought before the Special Meeting, you must vote by proxy or in person at the Special Meeting.

Executed Agent Designations should be delivered, by mail (using the enclosed envelope), to our Solicitation Agent, Innisfree M&A Incorporated for delivery to the Company, on or before [                    ], 2010. If we receive executed Agent Designations from the Requisite Holders on or before [                    ], 2010, we may cause the Designated Agents to demand the Special Meeting at such time.

You may revoke your Agent Designation at any time prior to the earlier of [                    ], 2010 or the date on which the Designated Agents deliver the demand of the Requisite Holders for the Special Meeting to the Company, by delivering a written revocation to us, care of Innisfree M&A Incorporated, at the address set forth on the back cover of this Solicitation Statement. Such a revocation must clearly state that your Agent Designation is no longer effective. Any revocation of an Agent Designation will not affect any action taken by the Designated Agents pursuant to the Agent Designation prior to such revocation.

If your shares of Common Stock are registered in your own name, please sign, date and mail the enclosed WHITE Agent Designation to Innisfree M&A Incorporated in the postage-paid envelope provided. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only the brokerage firm, bank, bank nominee or other institution can execute an Agent Designation for such shares of Common Stock and will do so only upon receipt of specific instructions from the beneficial owner of such shares of Common Stock. Accordingly, each stockholder who holds shares of Common Stock through a nominee such as a brokerage firm, bank, bank nominee or other institution must contact the person responsible for the stockholder’s account and advise that person to execute and return the accompanying WHITE Agent Designation. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to us, care of Innisfree M&A Incorporated at the address below, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions about executing or delivering your

WHITE Agent Designation or require assistance, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor New York, NY 10022

Stockholders call toll free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

By executing the WHITE Agent Designation and returning it to us, you are not committing to cast any vote in favor or against, nor are you granting us any proxy to vote on, (1) any proposal to be brought before the Special Meeting or (2) the Merger Proposal.

Your Agent Designation is important, no matter how many or how few shares you own. Failure to execute a WHITE Agent Designation has the same effect as opposing the calling of the Special Meeting.

CERTAIN INFORMATION ABOUT THE COMPANY

The Company is a Delaware corporation with its principal executive offices at 100 Rialto Place, Suite 100, Melbourne, Florida, 32901. The telephone number of the Company is (321) 308-1300.

The Company is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning (202) 551-8090. The Company’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

The information concerning the Company contained in this Solicitation Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. We have not independently verified the accuracy or completeness of such information.

See Annex B for information regarding persons who beneficially own more than 5% of the Company’s outstanding shares of Common Stock and the ownership of the Company’s shares of Common Stock by the Company’s management.

CERTAIN INFORMATION CONCERNING UPEK

UPEK, Inc. is a Delaware corporation with principal executive offices located at 5900 Christie Avenue, Emeryville, California, 94608. UPEK is a privately held company, with its principal shareholders listed on Annex A under the heading “Certain UPEK Stockholders”. The telephone number of UPEK’s executive offices is (510) 420-2600. UPEK is a leader in biometric fingerprint security solutions, offering integrated end-to-end solutions including comprehensive design & integration services to the world’s leading consumer and industrial products companies. UPEK biometric security products enable a wide range of applications including password replacement for PCs and applications, centralized management for corporate network security, protection of portable data, identity verification for government and military applications, and physical access control. UPEK has been pioneering biometric fingerprint technology since 1996 and shipping product in volume since 1999.

UPEK is the record holder and beneficial owner of 1,000 shares of Common Stock, all of which were acquired in ordinary brokerage transactions. No part of the purchase price or market value of these shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares.

Except as set forth in this Solicitation Statement, we have not now, nor have we been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

There are no material proceedings to which we or any of our affiliates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries, except as described below under “Certain Litigation”. Except as described herein, we do not hold any interest in the matters to be voted upon at the Special Meeting, other than an interest, if any, as a stockholder of the Company.

Except as set forth in this Solicitation Statement, to the best of our knowledge, neither us nor any of our affiliates (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company’s last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000 and in which such person had, or will have, a direct or indirect material interest; (ii) has been indebted to the Company or any of its subsidiaries; (iii) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; (iv) has purchased or sold any securities of the Company within the past two years; or (v) is the direct or indirect beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

Additional information regarding UPEK and the Participants (as defined below) in the solicitation is set forth in Annex A.

CERTAIN LITIGATION

On January 29, 2010, UPEK filed a complaint in the Court of Chancery of the State of Delaware, captioned UPEK, Inc. v. AuthenTec, Inc. The complaint seeks a judicial declaration that: (i) UPEK’s notice of nomination of directors and proposal of business at the upcoming 2010 annual meeting of the Company’s stockholders conforms to Delaware law and to AuthenTec’s certificate of incorporation and Bylaws; and (ii) the Company’s certificate of incorporation on file with the Secretary of State of the State of Delaware is the true certificate of incorporation of the Company, and that the true certificate of incorporation permits record holders of not less than 10% of the Common Stock to call a special meeting of the Company’s stockholders.

On January 29, 2010, UPEK filed a complaint in the United States District Court for the Northern District of California (Oakland Division), captioned UPEK, Inc. v. AuthenTec, Inc. The complaint alleges that the Company has been infringing a UPEK patent and seeks damages and injunctive relief in connection therewith. The complaint also alleges that certain of the Company’s patents are not infringed by UPEK and that those patents are invalid, and seeks declaratory relief in connection therewith.

As the Company is aware, UPEK and the Company have been disputing certain matters in connection with the Company’s acquisition of the assets of Atrua (the “Atrua Dispute”). However, UPEK does not intend or believe that its interests with respect to the Atrua dispute will be furthered by UPEK’s nomination of the Nominees or the Proposals that UPEK proposes to be considered by the Company’s stockholders at the Special Meeting. UPEK fully expects that the Nominees will, if elected, act to further the best interests of the Company in accordance with their fiduciary duties with respect to all matters to be considered by the Board, including, if applicable, the Atrua Dispute.

SOLICITATION EXPENSES AND PROCEDURES

Agent Designations may be solicited by mail, courier service, advertisement, telephone, facsimile, email or through postings of materials on websites, and in person. Solicitations may be made, in the manner set forth in this Solicitation Statement, by directors, officers and other employees of UPEK listed on Annex A as well as by the Nominees (collectively, the “Participants”), none of whom will receive additional compensation for such solicitations. Additional information regarding the Participants is set forth in Annex A of this Solicitation Statement. We may request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the Common Stock they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

We have retained Innisfree M&A Incorporated for solicitation and advisory services in connection with the solicitation contemplated by this Solicitation Statement. Innisfree M&A Incorporated will receive a fee not to exceed $[            ], together with reimbursement for its reasonable out-of-pocket expenses. Innisfree M&A Incorporated has informed us that it would employ up to approximately [            ] persons to solicit the Agent Designations contemplated by this Solicitation Statement.

All expenses associated with soliciting Agent Designations are being borne by us. We currently do not expect to seek reimbursement for such expenses from the Company. We estimate that the costs incidental to our solicitation of Agent Designations, including expenditures for advertising, printing, postage, legal and related expenses, will be approximately $[            ]. Total costs incurred to the date of the Solicitation Statement in furtherance of or in connection with the solicitation contemplated hereby are approximately $[            ].

ADDITIONAL INFORMATION

Please indicate your support FOR the demand of the Special Meeting by completing, signing and dating the enclosed WHITE Agent Designation and promptly returning it in the enclosed envelope to:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor New York, NY 10022

Stockholders call toll free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

ANNEX A—ADDITIONAL INFORMATION

REGARDING PARTICIPANTS IN THE SOLICITATION

Additional Information Regarding the UPEK Participants

Under SEC rules, UPEK and certain of its directors, officers and employees may be deemed “participants” in the solicitation of proxies in connection with the Annual Meeting (collectively, the “UPEK Participants”). Each of the UPEK Participants (other than UPEK) is listed below along with their present principal occupation or employment. Unless otherwise indicated below, the current business address of each UPEK Participant is c/o UPEK, Inc., 5900 Christie Avenue, Emeryville, California 94608, the current business telephone of each is (510) 420-2600, and each occupation set forth opposite an individual’s name below refers to employment with UPEK.

Name	Present Principal Occupation or Employment
Alan Kramer	President, Chief Operating Officer, Founder and Director

Patrick Bouju	Vice President of Worldwide Sales

Robert Bond	Vice President of Engineering and Manufacturing Operations

Dr. Alan Baratz (Business Address: Avaya, 1033 McCarthy Blvd., Milpitas, CA 95035)	Director of UPEK and Senior Vice President and President, Global Communications Solutions at Avaya, Inc.

Dr. Ronald D. Black	Director, Chairman of the Board and Chief Executive Officer

David A. Lane (Business Address: c/o ONSET Ventures, 2490 Sand Hill Road, Menlo Park, CA 94025)	Director of UPEK and Managing Director of Onset Ventures

Pier Angelo Martinotti (Business Address: Villaggio Belvedere 14, 20040 USMATE (MI), Italy)	Director of UPEK and Retired

Dr. Alberto Sangiovanni-Vincentelli (Business Address: 515 Cory Hall, Dept. of EECS, University of California at Berkeley, Berkeley, CA 94720)	Director of UPEK - Professor at the University of California at Berkeley

Richard Schank	Consultant and Acting Chief Financial Officer

Roland Manger (Business Address: Zugerstrasse 57, 6341 Baar-Zug, Switzerland)	Director of UPEK and Managing Partner of Earlybird Venture Capital

Jean Schmitt (Business Address: 17 rue de Surene, Paris, FRANCE, 75008)	Director of UPEK and Managing Partner of Sofinnova Partners SA

UPEK is the record holder and beneficial owner of 1,000 shares of Common Stock, all of which were acquired in ordinary brokerage transactions. No part of the purchase price or market value of these shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares.

Other than as described in the foregoing paragraph, no UPEK Participant, nor any of their respective associates, owns beneficially, directly or indirectly, or owns of record but not beneficially, any securities of the Company or of any parent or subsidiary of the Company, and none has purchased or sold any securities of the Company within the last two years.

Certain UPEK Stockholders

Diamondhead Ventures, L.P.—Investment Fund

Diamondhead Ventures Advisory Fund, L.P.—Investment Fund

Diamondhead Ventures Principles Fund, L.P.—Investment Fund

The business address of each of the above is c/o ONSET Ventures, 2490 Sand Hill Road, Menlo Park, CA 94025.

Earlybird Verwaltungs GmbH- Investment Fund

Earlybird Verwaltungs GmbH as nominee for Earlybird GmbH & Co.—Investment Fund

Beteiligungskommanditgesellschaft III, Munich—Investment Fund

Earlybird Verwaltungs GmbH as nominee for Earlybird III L.P., Delaware—Investment Fund

Earlybird Verwaltungs GmbH as nominee for Earlybird III Advisory L.P., Delaware—Investment Fund

Earlybird Verwaltungs GmbH as nominee for Earlybird III Participations Pool GmbH & Co. KG, Munich—Investment Fund

The business address of each of the above is Maximilianstrasse 14, 80539 Muenchen, Germany.

Sofinnova Capital IV FCPR—Investment Fund

The business address for the above entity is 17 rue de Surene, Paris, FRANCE, 75008.

Partners Group Secondary 2004, L.P.—Investment Fund

The business address for the above entity is Tudor House, Le Bordage, St. Peter Port, Guernsey, Channel Island, GY1 1BT, United Kingdom.

Partners Group Secondary GmbH & CO. KG—Investment Fund

The business address for the above entity is Zugerstrasse 57, 6341 Baar-Zug, Switzerland.

Sofinnova Venture Partners VI, L.P.—Investment Fund

Sofinnova Venture Partners VI GmbH & Co. KG—Investment Fund

Sofinnova Venture Affiliates VI, L.P.—Investment Fund

The business address of each of the above is 140 Geary Street, San Francisco, CA 94108.

EDB Ventures Pte Ltd.—Investment Fund

The business address for the above entity is 250 North Bridge Road #20-00 Raffles City Tower, Singapore 179101.

Morgan Keegan Early Stage Fund, L.P.—Investment Fund

Morgan Keegan Employee Investment Fund, L.P—Class B—Investment Fund

The business address of each of the above is 50 N. Front Street, 19th Floor, Memphis, TN 38103.

Nominees

Vincent F. Titolo

Dr. Randall C. Fowler

Gary Martell

Robert N. Blair

Keith R. Lobo

Anthony Maher

Additional Information Regarding Nominees

UPEK believes that each of the Nominees qualifies as independent under the NASDAQ Marketplace Rules and has no knowledge of any facts that would prevent a determination that each of the Nominees is independent.

None of the Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Nominees has ever served on the Board. No family relationships exist between any Nominee and any director or executive officer of the Company.

None of the Nominees nor any of their respective associates owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company or any parent or subsidiary of the Company, and no Nominee has purchased or sold any securities of the Company within the last two years.

There are no material proceedings to which any Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

None of the Nominees has been involved in any legal proceedings in the preceding ten years which are described in Item 401(f) of Regulation S-K promulgated under the Securities Act of 1933 (“Regulation S-K”) and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws.

None of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

Additional Information Regarding Participants

The Nominees and the UPEK Participants are collectively referred to as the “Participants.” Other than as set forth in this solicitation statement (including this Annex A to the solicitation statement):

•

None of the Participants is, or has been within the past year, a party to any contract, arrangement or understanding with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

•

None of the Participants, nor any of their respective associates, has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

•	There are no arrangements or understandings between the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee for election to the Board.

•

No Participant, nor any of their respective associates, nor any immediate family members of any Nominee, is a party to any transactions or series of similar transactions since the beginning of the Company’s last fiscal year, or any currently proposed transaction or series of similar transactions, (i) in which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $120,000, and (iii) in which any such person had or will have a direct or indirect material interest.

•	No Participant has been convicted during the past ten years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

•	No Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Special Meeting.

ANNEX B—SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT OF THE COMPANY

The information in this Annex B is taken from the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 7, 2009. UPEK has not independently verified the accuracy or completeness of this information.

The following table sets forth, as of March 23, 2009, certain information with respect to the beneficial ownership of the Company’s outstanding common stock by (i) each person or entity known to be the beneficial owner of more than 5% of the Company’s outstanding common stock, (ii) each of the Company’s directors and director-nominees, (iii) each of the named executive officers, and (iv) all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, and subject to applicable community property laws, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated as beneficially owned by such person. Unless otherwise indicated, the address for each stockholder listed is c/o AuthenTec, Inc., 100 Rialto Place, Suite 100, Melbourne, FL 32901.

Name and Address of Beneficial Owner Outstanding (1)	Number of Shares Beneficially Owned	Percent of Shares
5% Stockholders:
Carlyle Venture Partners (2)	2,607,335	9.1%
Harris Corporation (3)	2,516,835	8.8%
Hawkshaw Capital Management, LLC (4)	1,808,249	6.3%
Crosslink Capital, Inc. (5)	1,514,200	5.3%

Named Executive Officers and Directors:
F. Scott Moody (6)	1,327,608	4.5%
Lawrence J. Ciaccia, Jr (7)	207,165	*
Gary R. Larsen (8)	117,093	*
Anthony Iantosca (9)	28,004	*
Peter E. Sherlock (10)	77,000	*
Frederick Jorgenson (11)	69,838	*
Matthew P. Crugnale (12)	25,458	*
Robert E. Grady (13)	25,458	*
Gustav H. Koven III (14)	109,107	*
William Washecka	0	*
Chris Fedde (15)	18,875	*
All directors and executive officers as a group (11 persons) (16)	2,005,606	6.6%

*	Less than 1%.
(1)	The percentage of shares beneficially owned was determined based on a fraction, the numerator of which is the sum of (a) the number of outstanding shares of common stock beneficially owned by such owner, (b) the number of shares issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of March 23, 2009 and (c) the number of restricted stock units which vest within 60 days of March 23, 2009 and the denominator of which is the sum of (a) 28,617,920 shares, which is the aggregate number of shares of common stock outstanding on March 23, 2009, (b) the aggregate number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of March 23, 2009, and (c) the number of restricted stock units which vest within 60 days of March 23, 2009.
(2)

The common stock is held by various investment funds associated with or designated by Carlyle Venture Partners. The number of shares beneficially owned is based on the information contained in that certain

Schedule 13G that was filed with the SEC on February 13, 2009, reporting beneficial ownership of our securities held by DBD Investors V, L.L.C. Common stock is held by various investment funds associated with or designated by The Carlyle Group. Includes 2,511,608 shares of stock owned by Carlyle Venture Partners II, L.P. and 95,727 shares of stock owned by CVP II Coinvestment, L.P. DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P., which is the sole managing member of TCG Ventures II, L.L.C. TCG Ventures II, L.L.C. is the sole general partner of TCG Ventures II, L.P., which is the sole general partner of each of Carlyle Venture Partners II, L.P. and CVP II Coinvestment, L.P. Accordingly, DBD Investors V, L.L.C. exercises investment discretion and control over the shares held by each of Carlyle Venture Partners II, L.P. and CVP II Coinvestment, L.P. through TCG Holdings II, L.P. DBD Investors V, L.L.C. is managed by a three-person managing board and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, all of whom disclaim beneficial ownership of these shares. The Carlyle Group’s address is 1001 Pennsylvania Ave., NW, Suite 220 South, Washington, D.C. 20004.

(3)	The number of shares beneficially owned is based on the information contained in that certain Schedule 13G that was filed with the SEC on February 3, 2009, reporting beneficial ownership of our securities by Harris Corporation. Harris Corporation is a publicly traded company, and the corporation itself has voting and dispositive power over these shares. Harris Corporation’s address is 1025 West Nasa Boulevard, Melbourne, FL 32919.
(4)	The number of shares beneficially owned is based on the information contained in that certain Schedule 13G that was filed with the SEC on February 17, 2009, reporting beneficial ownership of our securities held by Hawkshaw Capital Management, LLC. The stock reported as beneficially owned by Hawkshaw Captial Management, LLC also includes shares of stock beneficially owned by Frank C. Byrd, III and Kian Ghazi. The address for Hawkshaw Capital Management, LLC is 400 Madison Avenue, 14th Floor, New York, NY 10017.
(5)	The number of shares beneficially owned is based on the information contained in that certain Schedule 13G that was filed with the SEC on February 17, 2009, reporting beneficial ownership of our securities held by Crosslink Capital, Inc. The stock reported as beneficially owned by Crosslink Capital, Inc. also includes shares of stock beneficially owned by Crosslink affiliates. Crossover Fund V Management, LLC, Crossover Fund IV Management, LLC, Delta Growth Management, LLC, and Michael J. Stark are affiliates of Crosslink Capital, Inc. Crosslink Capital, Inc.’s address is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.
(6)	Includes 1,067,603 shares of stock issuable upon exercise of vested options.
(7)	Includes 204,665 shares of stock issuable upon exercise of vested options.
(8)	Includes 76,756 shares of stock issuable upon exercise of vested options.
(9)	Includes 27,710 shares of stock issuable upon exercise of vested options.
(10)	Includes 74,000 shares of stock issuable upon exercise of vested options.
(11)	Includes 69,628 shares of stock issuable upon exercise of vested options.
(12)	Includes 25,458 shares of stock issuable upon exercise of vested options.
(13)	Mr. Grady is a Managing Director of The Carlyle Group and may be deemed an affiliate of DBD Investors V, L.L.C. as a result of that position. Mr. Grady expressly disclaims beneficial ownership of the shares held by investment funds associated with or designated by The Carlyle Group. Includes 25,458 shares of stock issuable upon exercise of vested options.
(14)	Includes 25,458 shares of stock issuable upon exercise of vested options.
(15)	Includes 16,875 shares of stock issuable upon exercise of vested options.
(16)	Includes 1,613,611 shares of stock issuable upon exercise of vested options.

IMPORTANT

Your action is important. No matter how many shares you own, please give us your Agent Designation by:

1.	Signing the enclosed WHITE Agent Designation;

2.	Dating the enclosed WHITE Agent Designation; and

3.	Mailing the enclosed WHITE Agent Designation today in the envelope provided (no postage is required if mailed in the United States).

If you hold your shares of Common Stock in the name of one or more brokerage firms, banks, nominees or other institutions, only they can sign an Agent Designation with respect to your shares of Common Stock, and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the WHITE Agent Designation.

If you have any questions about executing or delivering your

WHITE Agent Designation or require assistance, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor New York, NY 10022

Stockholders call toll free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

*****************

Preliminary Copy—Subject to Completion

Dated January 29, 2010

WHITE AGENT DESIGNATION CARD

AGENT DESIGNATION

TO STOCKHOLDERS OF AUTHENTEC, INC.

UPEK, Inc. is soliciting this Agent Designation for the appointment of Designated Agents to provide for the calling of a special meeting of the stockholders of AuthenTec, Inc. The Board of Directors of AuthenTec, Inc. is not soliciting this Agent Designation.

Each of the undersigned hereby constitutes and appoints UPEK, Inc., with full power of substitution, the proxy and agent of the undersigned (said proxy and agent, together with each substitute appointed by them, if any, collectively, the “Designated Agents”) in respect of all common stock, par value $0.01 per share, of AuthenTec, Inc. (the “Company”) owned by the undersigned to do any or all of the following, to which each of the undersigned hereby consents to:

1. The demand of the call of a special meeting of stockholders of the Company pursuant to Article V, Section D of the Company’s Certificate of Incorporation, to be held as soon as possible for the purposes of (i) removing without cause the entire board of directors of the Company (the “Board”), (ii) electing Vincent F. Titolo, Dr. Randall C. Fowler, Gary Martell, Robert N. Blair, Keith R. Lobo and Anthony Maher to the Board, and (iii) repealing any provisions of the Bylaws adopted by the Board subsequent to the last public filing of the Bylaws (the “Special Meeting”).

2. The exercise of any and all other rights of each of the undersigned incidental to calling the Special Meeting and causing the purposes of the authority expressly granted herein to the Designated Agents to be carried into effect; provided, however, that nothing contained in this instrument shall be construed to grant the Designated Agents the right, power or authority to vote any shares of Common Stock owned by the undersigned at the Special Meeting.

Date:                             , 2010

Signature

Signature, if jointly held

Title:

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, sign in partnership name by authorized person.

PLEASE SIGN, DATE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE.